[LOGO](R)                                 [LOGO](R)
SYNOVUS (R)                               TOTAL SYSTEM SERVICES, INC.(R)
FINANCIAL CORP.

                                  NEWS RELEASE

                                                Filed by Synovus Financial Corp.
                                                  Commission File No.  001-10312
                           Pursuant to Rule 425 under the Securities Act of 1933

                                                 Subject Company:  ProCard, Inc.

     On March 6, 2000, Synovus Financial Corp., a Georgia corporation, Total System Services, Inc., a Georgia corporation, and ProCard, Inc., a Delaware corporation, jointly issued the following press release:

For immediate release

Contacts:
Eric Bruner                 Jerry Wagner           Danita Gibson-Lloyd
Synovus Media Relations     ProCard Marketing      TSYS Corporate Communications
(706) 644-8457              (303) 216-4055         (706) 649-5578
ebruner@synovus.com         jwagner@procard.com    dglloyd@totalsystem.com
-------------------         -------------------    -----------------------

                 TSYS Parent Company Synovus To Acquire ProCard
           Deal Aligns Two Market Leaders in the Commercial Card Arena

Columbus, Ga., March 6, 2000 - The parent company of Total System Services, Inc(R), (TSYS(R)) (NYSE: "TSS"), Synovus Financial Corp.(R) (Synovus(R)) (NYSE:
"SNV"), today announced an agreement to acquire ProCard, Inc. (R), (ProCard) a leading provider of software and Internet tools designed to assist organizations with the management of purchasing, travel and fleet card programs. This acquisition offers Synovus the opportunity to further expand the services TSYS offers to clients who want to build their commercial card portfolios. When Synovus completes this acquisition, ProCard will operate in Golden, CO. as a wholly owned subsidiary of Synovus.

         The integration of ProCard's software solutions with TSYS' processing systems and its suite of products is expected to enhance TSYS' transition to a totally electronic reporting environment for its commercial clients. TSYS will deliver detailed Level III transaction data through ProCard's systems, which will provide corporations with intelligent data over the Internet to facilitate better business decisions. TSYS currently processes approximately 86 percent of the domestic Visa and MasterCard commercial cards and 100 percent of all bankcards issued to federal government agencies participating in the General Services Administration's Smart Pay program.

         "I am delighted to welcome ProCard to the Synovus family of companies," said James H. Blanchard, chairman and CEO of Synovus Financial Corp. "We believe the ProCard acquisition will strengthen and enhance our e-based strategies and enhance our e-commerce offerings to TSYS' commercial clients, who represent approximately 1.5 million corporate accounts."

         "Our combination of Internet-based products and services with the recognized leader in commercial card processing offers commercial clients an integrated solution for purchase, travel expense report management and fleet management," said Dale Browning, president and CEO of ProCard. "Through the Internet, we offer businesses a better way to monitor and manage their commercial accounts."

         "The ProCard and TSYS alliance will provide corporations, universities and government agencies with state-of-the-art transaction management software solutions," said Stanley Pipes, TSYS senior vice president of commercial services. "This addition to the Synovus family is a win-win for TSYS and our clients that will enable us to offer an array of products to promote purchasing card as the preferred payment vehicle for Internet-based commerce."

         The acquisition of ProCard is subject to, among other conditions, approval by the stockholders of ProCard and regulatory approval.

                                    - more -

TSYS Parent Company Synovus To Acquire ProCard/p.2

About ProCard, Inc.

         ProCard is a leader in customized, Internet, Intranet and client/Server software solutions for commercial card management programs. In cooperation with commercial card bank issuers, ProCard technology has been installed and is actively used at corporations, federal, state and local government agencies and major educational institutions. ProCard's applications serve 93 Fortune 500 companies. See ProCard on the Web at www.procard.com.

About Synovus Financial Corp.

         Synovus Financial Corp. is a multi-financial services company with more than $12.5 billion in assets based in Columbus, Ga. Synovus is composed of 38 banks serving communities throughout Georgia, Alabama, Florida and South Carolina; an 80.8 percent ownership of Total System Services, Inc., the global solutions provider for all commerce; Synovus Trust Company, one of the Southeast's largest providers of trust services; Synovus Securities, Inc., a full-service brokerage firm; Synovus Mortgage Corp., which offers mortgage services throughout the Southeast; and Synovus Insurance Services. See Synovus on the web at www.synovus.com.

About Total System Services, Inc.

         TSYS provides global commerce solutions. With more than 207.9 million accounts on file, TSYS facilitates the payment exchange between buyers and sellers for approximately 291 million consumers. TSYS' systems capture and deliver more of the right information to TSYS' clients allowing them to make wiser business decisions. TSYS and its family of companies offer a full range of business services from credit application to collections, allowing TSYS' clients to focus on building their brands while we focus on safety, security, ease and convenience. Based in Columbus, Ga., TSYS (www.totalsystem.com) is an 80.8 percent-owned subsidiary of Synovus Financial Corp., No. 5 on FORTUNE magazine's list of "The 100 Best Companies To Work For" in 2000.

         This press release contains forward-looking statements that involve risks and uncertainties that could cause the results of Synovus and TSYS to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements contained in this press release include, but are not limited to, the intent, belief or current expectations of Synovus and TSYS and members of their senior management teams with respect to the successful assimilation of ProCard into the Synovus family of companies and the success of new products and services, as well as the assumptions upon which such statements are based. These risks include, but are not limited to, the timely development and acceptance of new products and services, technological changes and systems integration being harder to make or more expensive than expected, adverse developments with respect to entering into contracts with new clients and retaining current clients, adverse developments with respect to the successful conversion of clients, adverse developments with respect to the credit card industry in general and overall market conditions. Additional factors that could cause actual results to differ materially from those contemplated in this press release can be found in Synovus' and TSYS' Securities and Exchange Commission (the "SEC") reports, including but not limited to, the quarterly reports on 10-Q for the quarter ended September 30, 1999.

         Synovus will be filing a Registration Statement on Form S-4 and other relevant documents concerning the merger with the SEC. Such document also will serve as a proxy statement for ProCard, a privately-held company. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's Web site, www.sec.gov. In addition, documents filed with the SEC by Synovus will be available free of charge from the Corporate Secretary of Synovus at Suite 301, One Arsenal Place, 901 Front Avenue, Columbus, Georgia 31901, Telephone 706-649-4751. READ THE REGISTRATION STATEMENT CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

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